F-1

BLUE WOLF MONGOLIA HOLDINGS CORP.

(A Corporation in the Development Stage)

INTERIM BALANCE SHEET

	December 31, 2012	June 30, 2012
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash	$67,794	$231,400
Prepaid insurance and other current assets	45,543	62,045
Total current assets	113,337	293,445

Investments held in Trust Account	80,249,043	80,244,448

Total assets	$80,362,380	$80,537,893

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accrued expenses	$40,066	$16,398

Other liabilities:
Deferred underwriters' compensation	2,415,000	2,415,000
Warrant liability	3,542,833	7,330,000

Total liabilities	5,997,899	9,761,398

Commitments and contingencies

Ordinary shares subject to possible redemption; 6,957,320 shares and 6,597,441 shares, respectively (at redemption value)	69,364,480	65,776,491

Shareholders' equity:
Preferred shares, no par value; five classes of unlimited shares authorized; none issued and outstanding	-	-
Ordinary shares, no par value; unlimited shares authorized; 3,105,180 and 3,465,059 issued and outstanding (which excludes 6,957,320 and 6,597,441 shares subject to possible redemption, respectively)	5,000,001	5,000,004
Additional paid-in capital	-	-
Deficit accumulated during the development stage	-	-

Total shareholders' equity	5,000,001	5,000,004

Total liabilities and shareholders' equity	$80,362,380	$80,537,893

See accompanying notes to interim financial statements.

F-2

BLUE WOLF MONGOLIA HOLDINGS CORP.

(A Corporation in the Development Stage)

INTERIM STATEMENTS OF OPERATIONS (UNAUDITED)

			For the Period from	For the Period from
			March 11, 2011	March 11, 2011
	Six Months Ended		(date of inception) to	(date of inception) to
	December 31, 2012	December 31, 2011	December 31, 2011	December 31, 2012

Revenue	$-	$-	$-	$-
General and administrative expenses	203,776	237,734	242,734	772,419
Loss from operations	(203,776)	(237,734)	(242,734)	(772,419)
Other income (expense)
Interest income	4,595	2,925	2,925	11,543
Change in fair value of warrant liability	3,787,167	366,500	366,500	5,619,667
Net income attributable to ordinary shares not subject to possible redemption	$3,587,986	$131,691	$126,691	$4,858,791

Weighted average number of ordinary shares outstanding, excluding shares subject to possible redemption,
basic and diluted	3,261,032	3,476,908	2,920,841	3,106,474

Net income per ordinary share, excluding shares subject to possible redemption,
basic and diluted	$1.10	$0.04	$0.04	$1.56

See accompanying notes to interim financial statements.

F-3

BLUE WOLF MONGOLIA HOLDINGS CORP.

(A Corporation in the Development Stage)

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Period from March 11, 2011 (date of inception) to December 31, 2012

				Deficit
				Accumulated
			Additional	During the	Total
	Ordinary Shares		Paid-in	Development	Shareholders'
	Shares	Amount	Capital	Stage	Equity

Sale of ordinary shares to Sponsor on March 11, 2011 at $0.012 per share	2,012,500	$25,000	$-	$-	$25,000

Net loss attributable to ordinary shares not subject to possible redemption				(5,000)	(5,000)

Balances at June 30, 2011 (unaudited)	2,012,500	25,000	-	(5,000)	20,000

Sale on July 20, 2011 of 8,050,000 units at $10 per unit, (including 6,469,978 shares subject to possible redemption)	8,050,000	80,500,000	-	-	80,500,000

Underwriters' discount and offering expenses	-	(4,981,810)	-	-	(4,981,810)

Sale on July 20, 2011 of 4,166,667 private placement warrants to the Sponsor at $0.75 per warrant	-	-	3,125,000	-	3,125,000

Warrant liability recorded on July 20, 2011		(6,037,500)	(3,125,000)		(9,162,500)

Proceeds subject to possible redemption of 6,469,978 ordinary shares at redemption value	(6,469,978)	(64,505,681)	-	-	(64,505,681)

Change in proceeds subject to possible redemption to 6,597,441 ordinary shares at redemption value	(127,463)	(5)	-	(1,270,805)	(1,270,810)

Net income attributable to ordinary shares not subject to possible redemption	-	-	-	1,275,805	1,275,805

Balances at June 30, 2012 (audited)	3,465,059	5,000,004	-	-	5,000,004

Change in proceeds subject to possible redemption to 6,957,320 ordinary shares at redemption value	(359,879)	(3)	-	(3,587,986)	(3,587,989)

Net income attributable to ordinary shares not subject to possible redemption	-	-	-	3,587,986	3,587,986

Balances at December 31, 2012 (unaudited)	3,105,180	$5,000,001	$-	$-	$5,000,001

See accompanying notes to interim financial statements.

F-4

BLUE WOLF MONGOLIA HOLDINGS CORP.

(A Corporation in the Development Stage)

INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

			For the Period from	For the Period from
			March 11, 2011	March 11, 2011
	Six Months Ended		(date of inception) to	(date of inception) to
	December 31, 2012	December 31, 2011	December 31, 2011	December 31, 2012
Cash Flows from Operating Activities
Net income	$3,587,986	$131,691	$126,691	$4,858,791
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of warrant liability	(3,787,167)	(366,500)	(366,500)	(5,619,667)
Increase (decrease) attributable to changes in operating assets and liabilities
Prepaid insurance and other current assets	16,502	60,923	(101,535)	(45,543)
Accrued expenses	23,668	(26,500)	-	40,066

Net cash used in operating activities	(159,011)	(200,386)	(341,344)	(766,353)

Cash Flows from Investing Activities
Principal deposited in Trust Account	-	(80,237,500)	(80,237,500)	(80,237,500)
Interest reinvested in Trust Account	(4,595)	(2,925)	(2,925)	(11,543)

Net cash used in investing activities	(4,595)	(80,240,425)	(80,240,425)	(80,249,043)

Cash Flows from Financing Activities
Proceeds from notes payable to affiliate	-	-	200,000	200,000
Payment of notes payable to affiliate	-	(200,000)	(200,000)	(200,000)
Proceeds from sale of ordinary shares to Sponsor	-	-	25,000	25,000
Proceeds from public offering	-	80,500,000	80,500,000	80,500,000
Proceeds from issuance of Sponsor Warrants	-	3,125,000	3,125,000	3,125,000
Payment of offering costs	-	(2,566,810)	(2,566,810)	(2,566,810)

Net cash provided by financing activities	-	80,858,190	81,083,190	81,083,190

Increase (decrease) in cash and cash equivalents	(163,606)	417,379	501,421	67,794
Cash and cash equivalents at beginning of the period	231,400	84,042	-	-
Cash and cash equivalents at end of the period	$67,794	$501,421	$501,421	$67,794

Supplemental Schedule of Non-Cash Financing Activities
Deferred underwriters' compensation		$2,415,000	$2,415,000	$2,415,000
Adjustment for warrant liability in connection with public offering		$9,162,500	$9,162,500	$9,162,500

See accompanying notes to interim financial statements.

F-5

BLUE WOLF MONGOLIA HOLDINGS CORP.
(A Corporation in the Development Stage)
NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited)

Note 1. Interim Financial Information

The accompanying condensed interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”), and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position as of December 31, 2012 and June 30, 2012 and the results of operations for the six months ended December 31, 2012, and for the six months ended December 31, 2011, the period from March 11, 2011 (date of inception) to December 31, 2011 and the period from March 11, 2011 (date of inception) to December 31, 2012. Certain information and disclosures normally included in financial statements prepared in accordance with GAAP have been omitted pursuant to such rules and regulations. Interim results are not necessarily indicative of the results of operations to be expected for a full fiscal year.

These unaudited condensed financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 10-K/A filed with the SEC on May 14, 2013.

Note 2. Organization and Business Operations

Incorporation

Blue Wolf Mongolia Holdings Corp. (the “Company”) was incorporated in the British Virgin Islands on March 11, 2011.

Sponsor

The Company’s sponsor is Blue Wolf MHC Ltd., an exempt company incorporated in the Cayman Islands with limited liability (the “Sponsor”).

Fiscal Year End

Effective December 30, 2012, the Company changed its fiscal year end from February 28 to June 30 solely for financial accounting purposes. As a result of this change, the Company’s current fiscal year will end on June 30, 2013.

Business Purpose

The Company was formed to effect a merger, capital share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (an “Initial Business Combination”).

Financing

The registration statement for the Company’s initial public offering (the “Public Offering”) (as described in Note 4) was declared effective on July 14, 2011. On July 20, 2011, simultaneously with the closing of the Public Offering, the Sponsor purchased $3,125,000 of warrants in a private placement (Note 6).

Upon the closing of the Public Offering and the private placement, $80,237,500 was placed in the Trust Account (discussed below).

Trust Account

The trust account (the “Trust Account”) may only be invested in United States government treasury bills having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and which invest solely in U.S. Treasuries. The funds in the Trust Account are held in the name of Blue Wolf Mongolia Holdings Corp. (see Note 8).

Except for a portion of the interest income (net of taxes payable) that may be released to the Company to pay any taxes and to fund the Company’s working capital requirements, and any amounts necessary to purchase up to 15% of the Company’s Public Shares (as defined in Note 4) if the Company seeks shareholder approval of its Initial Business Combination, as discussed below, none of the funds will be released from the Trust Account until the earlier of: (i) the consummation of an Initial Business Combination no later than April 20, 2013, (ii) a redemption to public shareholders prior to any voluntary winding-up in the event the Company does not consummate an Initial Business Combination or (iii) pursuant to any liquidation.

F-6

Business Combination

An Initial Business Combination is subject to the following size, focus and shareholder approval provisions:

Size  — The prospective target business will not have a limitation to size, except that it must have an aggregate fair market value of at least 80% of the value of the Trust Account (excluding any taxes) at the time of the agreement to enter the Initial Business Combination. The Company will not consummate an Initial Business Combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act.

Focus  — The Company’s efforts in identifying prospective target businesses will initially be focused on businesses within Mongolia that complement the management team’s background such as in the natural resources sectors and related sectors.  The Company may, however, pursue opportunities in other business sectors or geographic regions.

Tender Offer/Shareholder Approval  — The Company, after signing a definitive agreement for an Initial Business Combination, will either (i) provide shareholders with the opportunity to sell their shares to the Company by means of a tender offer for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less taxes payable, or (ii) seek shareholder approval of the Initial Business Combination at a meeting called for such purpose in connection with which shareholders may seek to redeem their shares, regardless of whether they vote for or against the Initial Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less (a) taxes payable, (b) amounts released to fund working capital requirements and (c) any amounts released to the Company and used to purchase up to 15% of the Public Shares sold in the Public Offering. The decision as to whether the Company will seek shareholder approval of the Initial Business Combination or will allow shareholders to sell their shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek shareholder approval. If the Company seeks shareholder approval, it will consummate its Initial Business Combination only if a majority of the ordinary shares voted are voted in favor of the Initial Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. In certain circumstances, the number of Public Shares the Company offers to redeem may be further limited if the terms and conditions of the Initial Business Combination require the Company to retain more than $5,000,001 in net tangible assets. In such case, if the Company were unable to satisfy the terms and conditions of the Initial Business Combination, it would not proceed with the redemption of its Public Shares and the related Initial Business Combination, and instead may search for an alternate Initial Business Combination.

Regardless of whether the Company holds a shareholder vote or a tender offer in connection with an Initial Business Combination, a public shareholder will have the right to redeem its shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less taxes payable plus amounts released to fund working capital requirements and any amounts necessary to purchase up to 15% of the Public Shares sold in the Public Offering. As a result, such ordinary shares are recorded at conversion/tender value and classified as temporary equity, in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.”

Permitted Purchase of Public Shares  — If the Company seeks shareholder approval of its Initial Business Combination and does not conduct redemptions pursuant to the tender offer rules, prior to the Initial Business Combination, the Company’s Memorandum and Articles of Association will permit the release to the Company from the Trust Account amounts necessary to purchase up to 15% of the Public Shares sold in the Public Offering. All shares so purchased by the Company will be immediately cancelled.

Liquidation/Going Concern Consideration

If the Company does not consummate an Initial Business Combination by April 20, 2013, the Company (i) will distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata, to holders of Public Shares by way of redemption and (ii) intends to cease all operations except for the purposes of winding up of its affairs. This redemption of Public Shares from the Trust Account shall be done automatically by function of the Company’s Memorandum and Articles of Association and prior to any voluntary winding up, although at all times subject to the BVI Business Companies Act, 2004 of the British Virgin Islands.

In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Public Offering (assuming no value is attributed to the warrants contained in the units offered in the Public Offering discussed in Note 4).

The Company will pay the costs of liquidation from its remaining assets outside the Trust Account. If such funds are insufficient to cover these costs and expenses, up to $50,000 of the net interest earned on the Trust Account may be released to the Company to pay these costs. This mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern.

F-7

Note 3. Significant Accounting Policies

Development Stage Company

The Company is considered to be in the development stage as defined by FASB ASC 915, “Development Stage Entities,” and is subject to the risks associated with activities of development stage companies. Through December 31, 2012, the Company’s efforts have been limited to organizational activities, activities relating to its Public Offering and activities relating to identifying and evaluating prospective acquisition candidates. The Company has not generated any revenues, other than interest income earned on the proceeds held in the Trust Account. The Company will not generate any operating revenues until after completion of an Initial Business Combination, at the earliest. The Company will continue to generate non-operating income in the form of interest income on the designated Trust Account.

Cash Equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents at December 31, 2012 and June 30, 2012, principally consist of cash in a money market account held by the Company through its Trust Account.

Net Income/(Loss) Per Share

Basic net income/(loss) per share is computed by dividing net income/(loss) by the weighted average number of ordinary shares outstanding during the period in accordance with FASB ASC 260, “Earnings Per Share”.  Diluted net income/(loss) per share is computed by dividing net income/(loss) by the weighted average number of ordinary shares outstanding, plus to the extent dilutive, the incremental number of ordinary shares to settle warrants issued in the Public Offering and private placement, as calculated using the treasury stock method.  For the periods presented, the effect of the 12,216,667 warrants (including 4,166,667 warrants issued to the members of the Sponsor in the private placement), have not been considered in the diluted income/(loss) per ordinary share because their effect would be anti-dilutive. As a result, dilutive income/(loss) per ordinary share is equal to basic income/(loss) per ordinary share.

Redeemable Ordinary Shares

As discussed in Note 2, all of the 8,050,000 ordinary shares sold as part of a Public Unit in the Public Offering contain a redemption feature which allows for their redemption under the Company's liquidation or tender offer/stockholder approval provisions. In accordance with ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity's equity instruments, are excluded from the provisions of ASC 480. Although the Company does not specify a maximum redemption threshold, its Memorandum and Articles of Association provides that in no event will the Company redeem its public shares in an amount that would cause its net tangible assets (shareholders' equity) to be less than $5,000,001.

The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares shall be affected by charges against paid-in capital.

Accordingly, at December 31, 2012 and June 30, 2012, 6,957,320 and 6,597,441 shares, respectively, of the 8,050,000 Public Shares were classified outside of permanent equity at their redemption value. The redemption value (approximately $9.97 per share at December 31, 2012 and June 30, 2012) is equal to the pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less taxes payable.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times may exceed the federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

F-8

Income Taxes

Under the laws of the British Virgin Islands, the Company is generally not subject to income taxes. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that increases ending deficit accumulated during the development stage. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2012 or June 30, 2012. The Company’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of December 31, 2012 and for the period from March 11, 2011 (date of inception) to December 31, 2012. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Warrant Liability

The Company accounts for its 12,216,667 warrants (consisting of 8,050,000 warrants issued in the Public Offering and 4,166,667 Sponsor Warrants) in accordance with the guidance contained in ASC 815-40-15-7D, "Contracts in Entity's Own Equity" whereby under that provision the warrants do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the warrant instrument as a liability at its fair value and adjusts the instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company's statement of operations. The fair value of the warrants issued by the Company in connection with the Public Offering has been estimated using the quoted market price of the warrants at the end of the reporting period.

Fair Value of Financial Instruments

Unless otherwise disclosed, the fair values of financial instruments, including cash, approximate their carrying amount due primarily to their short-term nature.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 4. Public Offering

Public Units

On July 20, 2011, the Company sold 8,050,000 units (including units sold pursuant to the underwriters’ exercise of their over-allotment option) at a price of $10.00 per unit (the “Public Units”) in the Public Offering.  Each unit consists of one ordinary share of the Company, no par value (the “Public Shares”), and one warrant to purchase one ordinary share (the “Public Warrants”).

Public Warrant Terms and Conditions

Exercise Conditions  — Each Public Warrant will entitle the holder to purchase from the Company one ordinary share at an exercise price of $12.00 per share commencing on the later of: (i) 30 days after the consummation of an Initial Business Combination, or (ii) July 20, 2012, provided that the Company has an effective registration statement covering the ordinary shares issuable upon exercise of the Public Warrants and such shares are registered or qualified under the securities laws of the state of the exercising holder. The Public Warrants expire five years from the date of the Initial Business Combination, unless earlier redeemed. The Public Warrants will be redeemable in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days notice after the warrants become exercisable, only in the event that the last sale price of the Company’s ordinary shares exceeds $18.00 per share for any 20 trading days within a 30-trading day period. If the Public Warrants are redeemed by the Company, management will have the option to require all holders that wish to exercise warrants to do so on a cashless basis.

F-9

Registration Risk  — In accordance with a warrant agreement relating to the Public Warrants, the Company will be required to use its best efforts to maintain the effectiveness of a registration statement relating to the ordinary shares which would be issued upon exercise of the Public Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration statement is not effective at the time of exercise, the holders of such Public Warrants will not be entitled to exercise such Public Warrants (except on a cashless basis under certain circumstances) and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle or cash settle the Public Warrants. Consequently, the Public Warrants may expire unexercised, unredeemed and worthless, and an investor in the Public Offering may effectively pay the full unit price solely for the ordinary shares included in the Public Units.

Accounting  — The Company accounts for the warrants in accordance with the guidance on Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which provides that the Company classifies the warrant instrument as a liability at its fair value and adjusts the instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of warrants issued by the Company in connection with the Public Offering has been estimated using the market price of the warrants at each reporting date.

Underwriting Agreement —   The Company paid an underwriting discount of $2,012,500, or 2.5% of the Public Unit offering price, to the underwriters at the closing of the Public Offering, with an additional fee of $2,415,000, or 3.0% of the gross offering proceeds, payable upon the Company’s consummation of an Initial Business Combination. The underwriters will not be entitled to any interest accrued on the deferred discount.

Note 5. Warrant Liability

The Company sold 8,050,000 units in the Public Offering, which subsequently separated into one warrant at an initial exercise price of $12.00 and one ordinary share. The Sponsor also purchased 4,166,667 warrants in a private placement in connection with the Public Offering. The warrants expire five years after the date of the Company’s Initial Business Combination. The warrants issued contain a restructuring price adjustment provision in the event of any merger or consolidation of the Company with or into another corporation, subsequent to the Initial Business Combination, where the surviving entity is not the Company and whose stock is not listed for trading on a national securities exchange or on the OTC Bulletin Board, or is not to be so listed for trading immediately following such event (the “Applicable Event”). The exercise price of the warrant is decreased immediately following an Applicable Event by a formula that causes the warrants to not be indexed to the Company’s own shares. Management used the quoted market price for the valuation of the warrants to determine the warrant liability to be $3,542,833 and $7,330,000 as of December 31, 2012 and June 30, 2012, respectively. This valuation is revised on a quarterly basis until the warrants are exercised or they expire with the changes in fair value recorded in the statement of operations

Note 6. Related Party Transactions

Founder Shares  — In March 2011, the Sponsor purchased 2,012,500 ordinary shares (the “Founder Shares”) for $25,000, or approximately $0.012 per share.

Earnout Shares  — In addition, a portion of the Founder Shares in an amount equal to 591,912 shares will be subject to forfeiture by the Sponsor as follows: (1) 304,924 shares are subject to forfeiture in the event the last sale price of the Company’s shares does not equal or exceed $15.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within at least one 30-trading day period within 36 months following the closing of the Company’s Initial Business Combination and (2) 286,988  shares are subject to forfeiture in the event the last sale price of the Company’s shares does not equal or exceed $12.50 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within at least one 30-trading day period within 36 months following the closing of the Company’s Initial Business Combination.

Rights  — The Founder Shares are identical to the Public Shares except that (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below, and (ii) the Sponsor agreed to waive its redemption rights with respect to (A) the Founder Shares and any Public Shares it purchases in connection with the Initial Business Combination and (B) the Founder Shares upon liquidation if the Company fails to consummate an Initial Business Combination by April 20, 2013.

Voting — If the Company seeks shareholder approval of its Initial Business Combination, the Sponsor will vote the Founder Shares and any Public Shares it has purchased in favor of the Initial Business Combination.

F-10

Liquidation   — Although the Sponsor has, and its permitted transferees must agree to, waive their redemption rights with respect to the Founder Shares if the Company fails to consummate an Initial Business Combination by April 20, 2013, they will be entitled to redemption rights with respect to any Public Shares they may own.

Sponsor Warrants — The Sponsor purchased 4,166,667 warrants (the “Sponsor Warrants”) at $0.75 per warrant (for an aggregate purchase price of $3,125,000) from the Company on a private placement basis simultaneously with the closing of the Public Offering.

Exercise Conditions   — Each Sponsor Warrant is exercisable for one ordinary share at $12.00 per share. The Sponsor Warrants are identical to the Public Warrants except that the Sponsor Warrants (i) are not redeemable by the Company as long as they are held by the Sponsor, members of the Sponsor or any of their permitted transferees, (ii) are subject to certain transfer restrictions described in more detail below and (iii) may be exercised for cash or on a cashless basis.

Accounting  — The Company accounts for the warrants in accordance with the guidance on Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which provides that the Company classifies the warrant instrument as a liability at its fair value and adjusts the instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of warrants issued by the Company in connection with private placements of securities has been estimated using the market price of the warrants at each reporting date.

Transfer Restrictions

The Sponsor has agreed not to transfer, assign or sell any of its Founder Shares (except in limited circumstances to permitted transferees) until the earlier of (1) one year after the completion of the Company’s Initial Business Combination and (2) the date on which the Company consummates a liquidation, share exchange, share reconstruction and amalgamation, or other similar transaction after its Initial Business Combination that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property  (the “Lock-Up Period”).  Notwithstanding the foregoing, if the Company’s share price reaches or exceeds $11.50 for any 20 trading days within at least one 30-trading day period during the Lock-Up Period, 50% of the Founder Shares will be released from the lock-up and, if the Company’s share price reaches or exceeds $15.00 for any 20 trading days within at least one 30-trading day period during such Lock-Up Period, the remaining 50% of the Founder Shares shall be released from the lock-up.  In addition, notwithstanding the above, the Sponsor has agreed not to transfer, sell or assign the Founder earnout shares (whether to a permitted transferee or otherwise) before the applicable forfeiture condition lapses. The Sponsor has agreed not to transfer, assign or sell any of the Sponsor Warrants including the ordinary shares issuable upon exercise of the Sponsor Warrants until 30 days after the completion of an Initial Business Combination.

F-11

Registration Rights

The holders of the Founder Shares, Sponsor Warrants and warrants that may be issued upon conversion of working capital loans hold registration rights to require the Company to register a sale of any of the securities held by them pursuant to a registration rights agreement entered into in connection with the Public Offering. These shareholders are entitled to make up to three demands, excluding short form demands, that the Company register such securities for sale under the Securities Act of 1933 (the “Securities Act”). In addition, these shareholders have “piggy-back” registration rights to include their securities in other registration statements filed by the Company. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable Lock-Up Period, which occurs (i) in the case of the Founder Shares, upon the earlier of (1) one year after the completion of the Company’s Initial Business Combination or (2) the date on which the Company consummates a liquidation, merger, share exchange or other similar transaction after the Company’s Initial Business Combination that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property, and (ii) in the case of the Sponsor Warrants and the respective ordinary shares underlying such warrants, 30 days after the completion of the Company’s Initial Business Combination.  The Company will bear the costs and expenses of filing any such registration statements.

Note 7. Other Related Party Transactions

Administrative Services

The Company has agreed to pay up to $10,000 a month for office space, utilities and secretarial and administrative services to the Sponsor. Services commenced on July 15, 2011 (the date the Company’s securities were first listed on the NASDAQ Capital Market) and will terminate upon the earlier of (i) the consummation of an Initial Business Combination or (ii) the liquidation of the Company. Approximately $60,000, $60,000, $60,000 and $180,000 was incurred under this agreement for the six months ended December 31, 2012, the six months ended December 31, 2011, the period from March 11, 2011 (date of inception) to December 31, 2011 and the period from March 11, 2011 (date of inception) to December 31, 2012, respectively. As of December 31, 2012 and June 30, 2012, there were net outstanding balances of $20,000 and nil payable to the Sponsor for unpaid administrative fees.

Notes Payable

On April 1, 2011, the Company issued an unsecured promissory note for $200,000 to Blue Wolf MHC Ltd.  The proceeds from the note were used to fund a portion of the organizational and offering costs owed by the Company to third parties. This note was repaid on July 20, 2011.

Note 8. Trust Account

A total of $80,237,500, which includes $77,112,500 of the net proceeds from the Public Offering and $3,125,000 from the proceeds of the private placement, has been placed in the Trust Account. The Company is permitted to invest the proceeds of the Trust Account in U.S. “government securities,” within the meaning of Section 2(a)(16) of the 1940 Act with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the 1940 Act.

At June 30, 2012, the proceeds held in trust, including reinvested interest, of $80,244,448 were invested in a money market fund which invested exclusively in U.S. Treasuries and meets certain conditions under Rule 2a-7 under the Investment Company Act.

As of December 31, 2012, the trust proceeds are invested directly in U.S. government securities with a maturity of 180 days or less, which consist of $80,248,700 in United States Treasury Bills and $343 of cash equivalents. The Company classifies its United States Treasury and equivalent securities as held-to-maturity in accordance with FASB ASC 320, "Investments - Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheet and adjusted for the amortization or accretion of premiums or discounts. The carrying amount, gross unrealized holding gains and fair value of held-to-maturity securities at December 31, 2012 are as follows:

		Unrealized
	Carrying	Holding
	Amount	Gain / (Loss)	Fair Value
Held-to-maturity
U.S. Treasury Securities – December 31, 2012	$80,248,700	$(8,506)	$80,240,194

Note 9. Fair Value Measurement

The Company complies with FASB ASC 820, Fair Value Measurements, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

Cash Equivalents and Investments Held in Trust Account

The fair values of the Company’s cash equivalents and investments held in the Trust Account are determined through market, observable and corroborated sources.

Warrant Liability

The fair value of the derivative warrant liability was determined by the Company using the quoted market prices for the publicly traded warrants. On reporting dates where there are no active trades the Company uses the last reported closing trade price of the warrants to determine the fair value (Level 2).

There were no transfers between Level 1, 2 or 3 during any periods presented. There are no assets written down to fair value on a non-recurring basis.

F-12

The following tables presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2012 and June 30, 2012, respectively, and indicate the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Fair Value of Financial Assets and Liabilities as of December 31, 2012

		Quoted Prices	Significant Other	Significant Other
	Balances, at	in	Observable	Unobservable
	December 31,	Active Markets	Inputs	Inputs
Description	2012	(Level 1)	(Level 2)	(Level 3)

Assets:
Investments held in Trust Account	$80,240,194	$80,240,194	$—	$—
Total	$80,240,194	$80,240,194	$—	$—
Liabilities:
Warrant liability	$3,542,833	$—	$3,542,833	$—
Total	$3,542,833	$—	$3,542,833	$—

Fair Value of Financial Assets and Liabilities as of June 30, 2012

		Quoted Prices	Significant Other	Significant Other
	Balances, at	in	Observable	Unobservable
	June 30,	Active Markets	Inputs	Inputs
Description	2012	(Level 1)	(Level 2)	(Level 3)

Assets:
Investments held in Trust Account	$80,244,448	$80,244,448	$—	$—
Total	$80,244,448	$80,244,448	$—	$—
Liabilities:
Warrant liability	$7,330,000	$—	$7,330,000	$—
Total	$7,330,000	$—	$7,330.000	$—

Note 10. Commitments and Contingencies

The Company has committed to pay a deferred underwriters’ compensation of $2,415,000, or 3.0% of the gross Public Offering proceeds, to the underwriters upon the Company’s consummation of an Initial Business Combination.  This deferred underwriters’ compensation is reflected in the accompanying interim balance sheets.  The underwriters will not be entitled to any interest accrued on such deferred compensation.

Note 11. Shareholders’ Equity

Ordinary Shares  — The Company has unlimited ordinary shares authorized. Holders of the Company’s ordinary shares are entitled to one vote for each ordinary share. At December 31, 2012 and June 30, 2012, there were 3,105,180 and 3,465,059 ordinary shares outstanding, respectively. Ordinary shares outstanding at December 31, 2012 and June 30, 2012 excludes 6,957,320 and 6,597,441 ordinary shares subject to possible redemption, respectively.

Preferred Shares  — The Company is authorized to issue an unlimited number of preferred shares in five different classes with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. At December 31, 2012 and June 30, 2012, there were no preferred shares outstanding.

Note 12. Subsequent Events

In January, March and April 2013, the Company issued unsecured promissory notes for $200,000, $100,000 and $100,000 respectively, to Blue Wolf MHC Ltd.  The proceeds from the notes have been used to fund operating costs. These notes are non-interest bearing and shall be payable at the closing of the initial business combination.

F-13

On April 15, 2013, the Company held a Meeting of Shareholders (the “Meeting”). At the Meeting, shareholders approved the following: (i) an amendment to the Company’s Amended and Restated Memorandum and Articles of Association (the “Charter”) extending the date by which the Company must consummate its initial business combination from April 20, 2013 to July 22, 2013 (the “Extension Amendment”), (ii) an amendment to the Charter removing the requirement that the Company acquire a target business that has a fair market value equal to at least 80% of the value of the funds held in the Company’s Trust Account (the “ 80% Amendment”) and (iii) an amendment to the Investment Management Trust Agreement between the Company and Continental Stock Transfer & Trust Company permitting the withdrawal and distribution of an amount not to exceed $69,854,955 from the Company’s Trust Account to certain persons holding ordinary shares who wish to exercise their redemption rights in connection with the Extension Amendment and extending the date on which to liquidate the Company’s Trust Account to July 22, 2013 (the “IMTA Amendment”). The affirmative vote of sixty-five percent of the issued and outstanding shares of the Company was required to approve each of the proposals.

The Company announced on April 17, 2013 the results of its tender offer to purchase up to 7,006,515 of its ordinary shares in connection with the extension and the other shareholder proposals. The tender offer expired at 11:59 p.m., New York City time, on April 16, 2013. Based upon information provided by Continental Stock Transfer & Trust Company, the depositary for the tender offer, as of the expiration of the tender offer, a total of 5,794,119 ordinary shares had been validly tendered and not properly withdrawn for a total purchase price of approximately $57.8 million. Such ordinary shares represented approximately 58% of the Company’s issued and outstanding ordinary shares as of April 16, 2013.

On April 12, 2013, the Company entered into an agreement with the underwriters of its IPO to amend the deferred compensation arrangement in the original underwriting agreement (see Note 10). Under the new arrangement, the underwriters will receive upon the closing of an Initial Business Combination, in lieu of the original $2.415 million fee, an amount equal to the sum of (i) $1,000,000 and (ii) (a) $1,400,000, multiplied by (b) the quotient of (x) the amount of cash retained in the Trust Account at the closing of the Initial Business Combination after payment of the aggregate redemption price to holders of Public Shares that have tendered such shares to the Company, divided by (y) $80,237,500. As a result of the tender offer that expired on April 16, 2013, the maximum fee will be approximately $1.4 million.

F-14